FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of May 7, 2015

Tenaris S.A.
(Translation of Registrant's name into English)

Tenaris S.A.
29, Avenue de la Porte-Neuve
3rd Floor
L-2227 Luxembourg
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F   ✓     Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ___     No  ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The attached material is being furnished to the Securities and Exchange Commission (“Commission”) pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

On May 6, 2015, among other resolutions adopted at the annual general meeting of shareholders of Tenaris S.A. (“Tenaris”), the shareholders approved the consolidated financial statements as of and for the year ended December 31, 2014.

Attached hereto as Exhibits 99.1 and 99.2 are Tenaris’s consolidated financial statements as of and for the year ended December 31, 2014, and the supplement “Subsequent Information”, which were submitted to the annual general meeting of shareholders.

For more information on the resolutions adopted at Tenaris’s annual general meeting of shareholders, please refer to Tenaris’s press release, which has been furnished to the Commission under Form 6-K on May 7, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tenaris S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Dated: May 7, 2015